Exhibit 99.28

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

June 21, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS DRILL RESULTS FOR THE

NUEVO MILENIO SILVER – GOLD PROJECT, MEXICO

Vancouver, BC – June 21, 2011 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to release assays for an additional five drill holes from the 2011 exploration program at the 100% owned Nuevo Milenio Silver – Gold Project. Assays from the five holes announced today along with two assays announced on March 30, 2011 represent drilling on five sections of Dos Hornos 1. A total of 13 diamond drill holes including three prospect drill holes have been completed on Dos Hornos 1. Assays are pending for three additional holes.  The Company is pleased to note that the current drill program results combined with the results of the 2003 and 2006 drill programs appear to confirm the continuity of the Dos Hornos 1 structure.

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein quartz stock work zones within an area of Miocene volcanics in a collapsed caldera structure. Nuevo Mileno contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes. The average silver grade is 251 g/t and the average gold grade is 1.66 g/t. For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page three of this news release.

Highlights of the Drill Results

Highlights include significant drill intersections (intersections are drill widths not true widths)

Section 3: DH 1 – 08 – 11; – Segment One 151.40 g/t Ag and 0.389 g/t Au over 4.60 metres including 184.57 g/t Ag and 0.415 g/t Au over 2.60 metres and, 544.80 g/t Ag and 1.763 g/t Au over 0.60 metres

Section 4a: DH1 – 09 – 11;  105.32 g/t Ag and 0.649 g/t Au over 5.0 metres including 174.80 g/t Ag and 1.167 g/t Au over 2.0 metres

Section 4a DH1 – 10 – 11; 140 g/t Ag and 0.832 g/t Au over 5.20 metres including, 206.73 g/t Ag and 1.308 g/t Au over 3.20 metres, and 336.20 g/t Ag and 1.308 g/t Au over 1.70 metres

ASSAY RESULTS

DDH – 03 refers to holes drilled in 2003, DDH - 06 refers to holes drilled in 2006

Section 1:

The objective of DH 1 – 03 – 11 and DH1 -05 -11 was to test the down dip segment of the mineralized structure between DDH 17 – 03 and DDH 1 – 06. The drill hole cut a subparallel fault zone of lower grade.

DH 1-03-11	Sample #	From m	To m	Intercept m	Intercept ft	Au g/t	Ag g/t
Quartz Vein parallel to dos Hornos	51792	36.00	38.00	2.00	6.56	0.326	1.60

quartz Vein, broken,	51810	78.00	80.00	2.00	6.56	0.202	43.00
quartz Vein, faulted, breccia	51811	80.00	82.00	2.00	6.56	0.044	15.90
Fault unknown
Fault, Stockwork	51819	96.00	98.00	2.00	6.56	0.07	5.20
Fault Stockwork	51820	98.00	100.00	2.00	6.56	0.161	9.00

DH 1-05-11	Sample #	From m	To m	Intercept m	Intercept ft	Au g/t	Ag g/t
qtz vein	51880	4.00	5.20	1.20	3.936	0.12	28.20

qtz vein	51887	49.00	49.80	0.80	2.624	0.009	25.50
	51888	49.80	50.50	0.70	2.296	0.100	43.20

qtz vein	51902	165.50	167.50	2.00	6.56	0.025	18.10

Section 3:

Shaft 5 with 3 sublevels is an old Spanish working that has been employed to explore the near surface portion of Dos Hornos 1. The sublevels are an average of 1.30 metres wide, 20 to 30 metres long, and 7 metres apart.  DH1-01-11 and DH1- 08-11 were drilled to test the down dip segment between Surface and DDH 02-06 (Roca twin hole NM 01-10) and between DDH 02-06 and DDH 03-06.

DH 1-08-11	Sample #	From m	To m	Intercept m	Intercept ft	Au g/t	Ag g/t
Segment 1
Weighted average	52028 - 42	163.50	190.80	27.30	89.54	0.111	56.51
including	52031 - 39	169.70	184.80	15.10	49.53	0.186	88.63
including	52031 - 36	169.70	178.80	9.10	29.85	0.229	95.98
including	52031- 35	169.70	176.80	7.10	23.29	0.285	114.02
including	52033 - 35	172.20	176.80	4.60	15.09	0.389	151.40
including	52033 - 34	172.20	174.80	2.60	8.53	0.415	184.57
including	52033	172.20	172.80	0.60	1.97	1.763	544.80

Segment 2

weighted average	52049 - 52	202.80	208.80	6.00	19.68	0.300	56.97
incluiding	52051 - 52	205.94	208.80	2.86	9.38	0.542	92.04
including	52051	205.94	206.80	0.86	2.82	1.307	137.50

Segment 3

Weighted average	52056 - 58	217.50	223.50	6.00	19.68	0.055	33.26

Section 4a:

DH1 – 09 – 11, DH1 -10 – 11 and DH1 – 11 -11 were located to follow up on Section 4 which was drilled in 2006 at N37E.  The object was to show continuity of the mineralized structure within the foot wall of the N70E/60S fault structure. All three holes intercepted the mineralized structure. Samples from DH1 -11 -11 gave been sent for assaying.

DH 1-09-11	Sample #	From m	To m	Intercept m	Intercept ft	Au g/t	Ag g/t
weighted Average	52084 - 91	29.00	45.70	16.70	54.78	0.447	59.60
Qtz Stockwork	52086 -91	33.00	45.70	12.70	41.66	0.566	73.82
Vein	52087 -91	35.50	45.70	10.20	33.46	0.7053	91.91
Vein	52087 -88	35.50	39.00	3.50	11.48	1.128	117.40
Fault zone		39	40.7	1.7	5.58	No	Core
Vein	52089 -91	40.70	45.70	5.00	16.40	0.649	105.32
Vein	52091	43.70	45.70	2.00	6.56	1.167	174.80

DH 1-10-11	Sample #	From m	To m	Intercept m	Intercept ft	Au g/t	Ag g/t
Quartz vein	52096	11.50	13.50	2.00	6.56	0.052	52.10
weigthed Average	52108 - 18	131.00	151.70	20.70	67.90	0.220	52.13
Qtz Veins +Stockw	52115 - 18	144.50	151.70	7.20	23.62	0.601	101.30
	52115 - 17	144.50	149.70	5.20	17.06	0.832	140.26
Qtz vein	52115 - 16	144.50	147.70	3.20	10.50	1.308	206.73
Including	52116	146.00	147.70	1.70	5.58	2.420	336.20

Quartz veining	52131	0.00	222.20	222.20	728.816	0.057	16.00

Revised NI 43 -- 101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 54,647,000 oz (assumes 100% recovery)

ABOUT THE 2011 DRILL PROGRAM

The 2011 drilling program is comprised of 10,000 metres with an option for an additional 10,000 metres. The majority of the first 10,000 metres is comprised of in-fill drilling intended to accumulate sufficient data to upgrade the Inferred Mineral Resource. In addition at Once Bocas, drilling will be conducted to define the 100 metre wide quartz vein/quartz stockwork zone including in-fill drilling to delineate the potential of the higher grade vein structures at depth. Some step out drilling will be conducted to test known extensions of Once Bocas North, Once Bocas South, Chacuaco and Cafetel’s open pit and underground potential.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company. The Company’s flag ship project is the Nuevo Milenio silver – gold project in Nayarit State Mexico.  To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A Lang, BA, MA P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul,

Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.